August 5, 2025

Jamie Miller
Chief Financial Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

       Re: PayPal Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed February 4, 2025
           File No. 001-36859
Dear Jamie Miller:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Brian Yamasaki